SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Press Release dated May 7, 2019

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q1, 2019

DUBLIN, Ireland (May 7, 2019)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2019.

Quarter 1 Results

Total revenues for Q1, 2019 were $22.0m which compares to $23.8m in Q1, 2018, a decrease of $1.8m and which were broken down as follows:

	2018 Quarter 1	2019 Quarter 1	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	3,776	3,195	(15.4)%
Clinical Laboratory	20,023	18,831	(6.0)%
Total	23,799	22,026	(7.4)%

Point-of-Care revenues for Q1, 2019 decreased from $3.8m to $3.2m when compared to Q1, 2018, a reduction of 15.4%. This was mainly due to a decrease in USA revenues due lower public health spending.

Clinical Laboratory revenues decreased from $20.0m to $18.8m, which represents a decrease of 6.0% compared to Q1, 2018. This decrease was primarily due to a reduction in infectious diseases revenues mainly arising in the USA.  This includes the impact of the previously announced loss of a significant Lyme contract, in addition to the underlying decrease in non-Lyme infectious diseases sales, due to their on-going migration to large scale instrumentation.  The strengthening of the US dollar against the basket of other currencies that we invoice in was also a factor, with the impact on our Brazilian Real revenues being the most significant element.

Gross profit for Q1, 2019 amounted to $9.3m, representing a gross margin of 42.4%. This was lower than the 43.8% achieved in Q1, 2018 due to product mix whereby the abovementioned revenue decreases occurred in the company’s more profitable product lines. However, it should be noted it is higher than the gross margin reported in each of the last two quarters of 2018.

Research and Development expenses remained flat at $1.3m, whilst Selling, General and Administrative (SG&A) expenses fell by $0.4m to $6.6m during the quarter.  The latter was due to cost savings that were implemented mid-way through 2018.

Operating profit for the quarter was $1.3m, which is lower than the $1.8m achieved in Q1, 2018 and this was attributable to the combination of lower revenues and gross margin, though this was partially offset by lower indirect costs for the period.

Financing income for the quarter showed a slight reduction, reflecting the lower levels of cash deposits. Meanwhile, interest payable amounted to $1.2m.  Of this, $1m related to interest payable on the Company’s exchangeable notes, with the remaining $0.2m representing financing charges arising on leased assets due to the introduction of the new accounting standard, IFRS 16 (see below).  A further non-cash expense of $0.3m has been recognised further down the income statement.  This was due to a loss of $0.1m arising on an increase in the fair value of the embedded derivatives associated with the exchangeable notes plus non-cash interest of $0.2m, also in relation to the notes.

The profit after tax, before non-cash financial expenses, for the quarter was $0.1m in comparison to $0.7m for the equivalent period last year.  This was primarily due to the lower operating profit this quarter.

The basic EPS (excluding non-cash financial expenses) for the quarter was 0.5 cents versus 3.4 cents in Q1, 2018. Unconstrained diluted EPS for the quarter amounted to 4.4 cents, which compares to 7.1 cents in the equivalent quarter in 2018.

Earnings before interest, tax, depreciation, amortisation and share option expense for the quarter was $3.1m, compared with $3.3m in Q1, 2018.

Impact of new Accounting Standard – IFRS 16 - Leases

The financial statements for Q1, 2019 (though not the comparatives for Q1, 2018) have been prepared in accordance with IFRS 16 - Leases which is a new accounting standard which became effective from January 1, 2019 and one which has very similar provisions to ASC 842 in US GAAP.  The new standard has a significant impact on how leases greater than one year are treated in financial statements. In Trinity’s case, such leases mainly concern leases for manufacturing and other premises used by the company which range in duration up to 15 years.

In the past any payments made under these leases would have been reflected in the income statement as an expense in the period to which they relate. Also the underlying assets would not have appeared as an asset on the lessee’s balance sheet as the lessee is not the legal owner of those assets.

However, under IFRS 16, from January 1, 2019 such leases (including those in existence at that date) will essentially be treated as financing instruments whereby the assets, even though not owned by the company, will now be recognised on the balance sheet as a fixed asset (with the carrying value being determined by the discounted cash flows of the remaining future lease payments) and then depreciated through the income statement over the remaining life of the lease.  In addition, there will also be an interest charge recognized in the income statement which will reflect the effective financing element of any lease payments. So in effect, from an accounting point of view, lease charges are being replaced by a combination of depreciation and interest.

Whilst there is no cash flow impact of the new standard, there will be presentational differences as in the past, lease payments would have been reflected in Cash Generated from Operations.  Now instead such payments will be recorded separately as Lease Payments in the financing section of the Statement of Cash Flows.

The table below summarizes the differences in treatment brought about by the new standard:

	Pre IFRS 16	Post IFRS 16
Income Statement	Lease payments expensed as incurred.	Deprecation charge recognised over the life of the asset. Interest charge recognised (shown after operating profit).
Balance Sheet	No asset or lease liability recognised on the Balance Sheet.	Fixed asset recognised on Balance Sheet – carrying amount based on discounted value of lease payments. An equivalent lease liability is also recognised at the same time.
Statement of Cash Flows	Lease payments reflected in Cash Generated from Operations as paid.	Payments recorded as Lease Payments in the financing section of the Statement of Cash Flows.

The impact on the new standard in the financial statements this quarter are as follows:
•	A reduction in profit before tax of $0.1m;
•	The recognition of additional fixed assets of $21.2m less accumulated depreciation of $0.6m
•	The recognition of higher payables of $20.7m of which $2.1m relates to Trade and Other Payables (less than one year) and $18.6m relates to Other Payables (greater than one year).
•	Separate Lease Payments of $0.8m which would previously have been recorded within Cash Generated from Operations in the Statement of Cash Flows.

Comments

Commenting on the results Kevin Tansley, Chief Financial Officer stated “This quarter we saw our operating profit decrease from $1.8m to $1.3m due to the impact of lower revenues and gross margin – though gross margin was higher than our most recent two quarters.  We also had a positive impact of lower indirect costs due to the continued impact of the cost saving program which we announced last year.  Overall, the result was that quarter on quarter our unconstrained diluted EPS decreased from 7.1 cents to 4.4 cents whilst Earnings before interest, tax, depreciation, amortisation and share option expense for the quarter was $3.1m.”

Ronan O’Caoimh, Chief Executive Officer stated “Point-of-care revenues were down this quarter – though this was mainly due to lower sales in the USA due to on-going public health budget constraints.  Meanwhile HIV sales in Africa held up well.  Clinical Laboratory revenues were also lower with the main factor being the reduction in USA infectious diseases revenues due to the loss of a Lyme contract and an underlying decline in non-Lyme sales in this market.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Mar 31, 2019 (unaudited)	Three Months Ended Mar 31, 2018 (unaudited)

Revenues	22,026	23,799

Cost of sales	(12,688)	(13,371)

Gross profit	9,338	10,428
Gross profit %	42.4%	43.8%

Other operating income	22	24

Research & development expenses	(1,311)	(1,272)
Selling, general and administrative expenses	(6,553)	(6,940)
Indirect share based payments	(176)	(434)

Operating profit	1,320	1,806

Financial income	140	205
Financial expenses	(1,243)	(1,159)
Net financing expense	(1,103)	(954)

Profit before tax & non-cash items	217	852

Income tax expense	(105)	(132)
Profit after tax before non-cash items	112	720

Non-cash financial (expense)	(323)	(342)

(Loss)/Profit after tax and non-cash items	(211)	378

(Loss)/Earnings per ADR (US cents)	(1.0)	1.8

Earnings per ADR excluding non-cash financial expense/income (US cents)	0.5	3.4

Diluted earnings per ADR (US cents)*	4.4	7.1

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,907,885

Weighted average no. of ADRs used in computing diluted earnings per ADR	25,467,516	26,163,828

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Mar 31, 2019 US$ ‘000 (unaudited)	Dec 31, 2018 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	26,586	5,362
Goodwill and intangible assets	54,377	52,951
Deferred tax assets	5,996	5,703
Other assets	535	558
Total non-current assets	87,494	64,574

Current assets
Inventories	30,942	30,359
Trade and other receivables	23,568	24,441
Income tax receivable	1,209	1,584
Cash, cash equivalents and deposits	29,433	30,277
Total current assets	85,152	86,661

TOTAL ASSETS	172,646	151,235

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,213
Share premium	16,187	16,187
Accumulated surplus	55,341	55,342
Treasury shares and other reserves	(28,573)	(28,688)
Total equity*	44,168	44,054

Current liabilities
Income tax payable	125	210
Trade and other payables	19,639	17,344
Provisions	50	50
Total current liabilities	19,814	17,604

Non-current liabilities
Exchangeable senior note payable	81,942	81,620
Other payables	18,994	526
Deferred tax liabilities	7,728	7,431
Total non-current liabilities	108,664	89,577

TOTAL LIABILITIES	128,478	107,181

TOTAL EQUITY AND LIABILITIES	172,646	151,235

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

*Some re-formatting of reserves completed in order to achieve consistency with formal financial statements.

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Mar 31, 2019 (unaudited)	Three Months Ended Mar 31, 2018 (unaudited)

Cash and cash equivalents at beginning of period	30,277	57,607

Operating cash flows before changes in working capital	3,208	3,258
Changes in working capital	(528)	(2,679)
Cash generated from operations	2,680	579

Net Interest and Income taxes received/(paid)	348	204

Capital Expenditure & Financing (net)	(3,114)	(4,061)

Payments for Leases (IFRS 16)	(758)	-

Free cash flow	(844)	(3,278)

Share buyback	-	(434)

Cash and cash equivalents at end of period	29,433	53,895

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  13 May 2019